EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

July 27, 2012	NYSE - MKT: ASM TSX-V: ASM Berlin & FSE: GV6

AVINO SILVER & GOLD MINES LTD:
RESUME TRADING

Avino Silver & Gold Mines Ltd. (“the Company”), is pleased to announce that the Company’s shares will resume trading on Monday morning, July 30, 2012 on both TSX Venture Exchange and NYSE-MKT.

The Cease Trade Order was revoked by the British Columbia Securities Commission on July 25, 2012.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.